[redacted]

SEC 08032571 ISSION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 38945

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Matthews & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

169 Main Street
(No. and Street)

Staten Island, NY 10307-1226
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Quattrocchi 718-966-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Road, Bridgewater, NJ 08807
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 29 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Quattrocchi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Matthews & Co., Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA VALDES
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires February 5, 2013

Patricia Valdes
Notary Public

J. Quattrocchi
Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Matthews & Co., Inc.
Index to the Financial Statements
June 30, 2008

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholders of
Joseph Matthews & Co., Inc.

We have audited the accompanying statement of financial condition of Joseph Matthews & Co., Inc. as of June 30, 2008 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Matthews & Co., Inc. as of June 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
August 28, 2008

Joseph Matthews & Co., Inc.
Statement of Financial Condition
June 30, 2008

Assets	
Current Assets	
Cash	$ 328
Receivable from clearing agent	11,525
Other receivables from mutual funds	451
Deposit with clearing agent	37,204
Prepaid expenses	5,726
Marketable securities, at fair market value, cost basis of $242,059	205,517
Total Current Assets	260,751
Furniture and equipment, at cost, less accumulated depreciation of $39,126	1,054
Total Assets	261,805
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	10,947
Margin account payable to clearing broker	54,049
Total Liabilities	64,996
Stockholders' Equity	
Common stock, no par value, 100 shares authorized; 35 shares issued; 33 shares outstanding	442,501
Additional paid in capital	326,127
Treasury stock, 2 common shares at cost	(20,000)
Retained (deficit)	(551,819)
Total Stockholders' Equity	196,809
Total Liabilities and Stockholders' Equity	$ 261,805

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Operations
Year Ended June 30, 2008

Revenues	
Commissions	$ 208,623
Net dealer inventory and investment losses	(36,542)
FINRA special payment	35,000
Total Income	207,081
Expenses	
Officers' compensation	91,000
Office salary	46,800
Clearing expenses	38,712
Trading expenses	5,619
Quote expenses	2,789
Licenses, dues and fees	7,687
Utilities	1,825
Professional fees	11,200
Communications	11,350
Office and postage	14,652
Rent	10,092
Payroll taxes	10,778
Insurance	28,276
Other operating expenses	1,017
Depreciation expense	1,205
Contributions	625
Interest expense	1,949
Sales and travel expenses	16,903
Total Expenses	302,479
Net Loss	$ (95,398)

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2008

	Common Stock	Additional Paid In Capital	Treasury Stock	Retained (Deficit)	Total Stockholders' Equity
Balance at July 1, 2007 - as previously reported	$ 442,501	$ 326,127	$ (20,000)	$ (542,251)	$ 206,377
Prior Period Adjustment	-	-	-	85,830	85,830
Balance at July 1, 2007 - as restated	442,501	326,127	(20,000)	(456,421)	292,207
Net Loss	-	-	-	(95,398)	(95,398)
Balance at June 30, 2008	$ 442,501	$ 326,127	$ (20,000)	$ (551,819)	$ 196,809

See notes to the financial statements.

Joseph Matthews & Co., Inc.
Statement of Cash Flows
Year Ended June 30, 2008

Cash Flows From Operating Activities	
Net Loss	$ (95,398)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Depreciation expense	1,205
Loss on market value fluctuation of marketable securities	36,542
Changes in Assets and Liabilities	
Increase in receivable from clearing agent	(9,266)
Increase in other receivables from mutual funds	(156)
Decrease in deposit with clearing agent	46
Increase in prepaid expenses	(78)
Decrease in security deposits	775
Decrease in accounts payable and accrued expenses	(4,203)
Increase in margin account payable to clearing broker	54,049
Total Adjustments	78,914
Net Cash Used in Operating Activities	(16,484)
Cash Flows From Investing Activities	
Proceeds from stock buyout of marketable securities	15,773
Net Cash Provided by Investing Activities	15,773
Net Decrease in Cash	(711)
Cash - July 1, 2007	1,039
Cash - June 30, 2008	$ 328
Supplemental Cash Flow Disclosures:	
Income tax payments	$ -
Interest paid	$ 1,949

See notes to the financial statements.

NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Joseph Matthews & Co., Inc. is an introducing broker-dealer, located in New York, that places investment orders for clients throughout the country via an independent clearing agent. The Company is a member of Financial Industry Regulatory Authority (FINRA) (formerly the National Association of Securities Dealers, Inc. (NASD)) and Securities Investor Protection Corporation (SIPC).

Basis of Accounting

The Company employs the accrual method of accounting for both financial and income tax reporting purposes.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at fair market with the resulting realized difference between cost and market (or fair value) included in income. Fair market value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in the current income statement.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amount is refundable to the Company upon termination of the agreement.

Furniture and Equipment

Depreciation of furniture and equipment is computed using both straight line and accelerated methods using useful lives of five to fifteen years. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Advertising Costs

Advertising costs are charged to operations in the year incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future federal income taxes.

RECEIVABLE FROM AND MARGIN ACCOUNT PAYABLE TO CLEARING AGENT

The Company clears all security transactions through its clearing agent. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

The Company owes a margin account balance of $54,049 at June 30, 2008 to its clearing broker, which is collateralized by securities owned by the Company.

MARKETABLE SECURITIES

Marketable securities owned by the Company consist of corporate equity trading and investment securities at market value.

FINRA SPECIAL PAYMENT

In August, 2007, the Company received a $35,000 one-time, special payment from FINRA as a result of the consolidation of NASD and NYSE Member Regulation, which has been included in Revenues for the year.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Also, the rules of the SEC provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2008, the Company had net capital of $139,465 which was $89,465 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.47 to 1.

INCOME TAXES

The Company has available net operating loss carryforwards which may be used to reduce Federal and State taxable income and tax liabilities in future years as follows:

Available Through	Net Operating Losses
2016	$ 48,762
2022	96,493
2023	96,255
2024	22,994
2025	11,763
2026	33,450
2028	93,698
Total	$ 403,415

The total deferred tax asset is as follows:

Deferred tax asset	$ 137,000
Valuation allowance	(137,000)
Net Deferred Tax Asset	$ -

The valuation account increased by $32,000 as of June 30, 2008 due to the loss incurred in the current year.

PRIOR PERIOD ADJUSTMENT

The Company owns 3,000 shares of NASDAQ common shares that were previously reported at cost, which had approximated fair value. The position was included within 'Other investments' on the balance sheet. During the holding period, the fair value of the shares exceeded its cost, and such unrealized gain not been recognized in previously issued financial statements. The effect of this correction yields a cumulative fair market value increase over original cost of $85,830 as of July 1, 2007, which is presented on the Statement of Changes in Stockholders' Equity, as an increase to retained earnings. The common shares are currently presented within the Company's "Marketable securities" account as of June 30, 2008.

Joseph Matthews & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2008

NET CAPITAL	
Total Stockholders' Equity	$ 196,809
Total Capital and Allowable Subordinated Liabilities	
Deductions and/or Charges	
Non-allowable assets	
Petty cash	(143)
Prepaid expenses	(5,726)
Furniture and equipment	(1,054)
Total Non-Allowable Assets	(6,923)
Net Capital Before Haircut on Securities Positions	189,886
Haircut on marketable securities	30,828
Haircut for undue concentrations	19,593
Net Capital	$ 139,465
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 64,996
Total Aggregate Indebtedness	$ 64,996
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,333
Minimum dollar net capital requirement	$ 50,000
Net Capital Requirement	$ 50,000
Excess Net Capital	$ 89,465
Ratio Aggregate Indebtedness to Net Capital	0.47 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(included in Part IIA of Form X-17a-5(a) as of June 30, 2008	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 137,699
Net audit adjustments - accruals, depreciation	1,766
Net capital per above	$ 139,465

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report
On Internal Control Structure

The Board of Directors and Stockholders
of Joseph Matthews & Co., Inc.

In planning and performing our audit of the financial statements of Joseph Matthews & Co., Inc. as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Joseph Matthews & Co., Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At June 30, 2008, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
August 28, 2008

END